1. Name and Address of Reporting Person
   SMULYAN, JEFFREY H.
   40 Monument Circle
   Suite 700
   Indianapolis, IN 46204
   USA
2. Issuer Name and Ticker or Trading Symbol
   Emmis Communications Corporation
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   04/23/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   (X) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Chairman and CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Class A Common Stock                                                                       111097         D
Class A Common Stock                                                                       3537.1         I           By Profit
                                                                                                                      Sharing Plan
Class A Common Stock                                                                       259.2465       I           By 401(k)
                                                                                                                      Plan

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Class B     $0       04/21/2         A         18654       04/21/2003            Class A 18654    $0.0000    5029846 D
Common               003                       <F2>                              Common
Stock                                                                            Stock
Employee    $7.75                                                     06/29/2004 Class A                     200000  D
Stock Opt.                                                                       Common                      <F3>
Right to                                                                         Stock
Buy
Employee    $16.5                                                     11/11/2006 Class A                     160000  D
Stock Opt.                                                                       Common                      <F3>
Right to                                                                         Stock
Buy
Employee    $28.25                                                    10/23/2009 Class A                     1000000 D
Stock Opt.                                                                       Common                      <F4>
Right to                                                                         Stock
Buy

Explanation of Responses:

<F1>
In accordance with the Company's Articles of Incorporation, the Class B Common Stock is convertable on a one-for-one basis with the Class A Common Stock. Upon disposition by Mr. Smulyan any shares of Class B Common Stock automatically convert into shares of Class A Common Stock.
<F2>
Mr. Smulyan was originally awarded 27,657 shares of Class B Common Stock. 9,003 shares were withheld by the Company for taxes.
<F3>
Upon exercise of the Option, Mr. Smulyan receives Class B Common Stock. The Class B Common Stock is a derivative security of the Class A Common Stock.
<F4>
The grant agreement provides for accelerated vesting of options to purchase 200,000 shares for each fiscal year in which certain performance targets are met. Thus options to purchase 200,000 shares may vest on March 1, 2000, 2001, 2002, 2003 and 2004. Any options that have not previously vested will vest on March 1, 2006. Upon exercise of the Option, Mr. Smulyan receives Class B Common Stock. The Class B Common Stock is a derivative security of the Class A Common Stock.

SIGNATURE OF REPORTING PERSON
/s/ J. Scott Enright

DATE
04/23/2003